INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	November 6, 2017

Invictus MD Strengthens Management Team With
Appointment of New CFO

Vancouver, BC, November 6, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1), is pleased to announce the appointment of Dylan Easterbrook as Chief Financial Officer.

Mr. Easterbrook is a seasoned accounting and financial professional, who most recently was controller of a publicly traded global fibre optic connectivity solution provider. Prior to that role he was with Ernst & Young, one of the largest professional services firms in the world and one of the Big Four accounting firms, where he led audit engagements for both public and privately held companies from a variety of industries, including the emerging markets.

Dylan is a Canadian Chartered Professional Accountant (CPA, CA), and also holds a Bachelor of Science in Life Sciences degree from the University of British Columbia.

The company wishes to thank Mr. Herrick Lau for his contributions to Invictus MD and commitment in assisting the Company with its goal to become Canada’s Cannabis Company.

Further, the Company has issued 150,000 incentive stock options (the "Options") to Mr. Easterbrook. The Options, of which one third will vest in three months, one third in nine months and one third in fifteen months, are exercisable for a period of five years at an exercise price of $1.19 per share. The Options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

"We are excited about Dylan’s appointment as he brings solid experience and capabilities that match our needs as we continue to develop," said Dan Kriznic, Chairman & CEO, of Invictus MD. "The timing is ideal as we continue to execute on an aggressive development strategy aimed at creating Canada’s Cannabis Company. Our Company’s balance sheet is very strong; it has minimal debt, and the approximate $26 million cash in the treasury has been reserved to expand the Company’s canopy footprint on its 250 acres of property, making it one of the top producers under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). This production is needed to meet the significant demand for high quality, standardized, pesticide free product not only for the existing medical market but also to accommodate the recreational market that will commence mid 2018.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

"Invictus MD is seen as a real leader within this remarkably young and fast-growing cannabis sector," added Mr. Easterbrook. "I am excited about my new role and look forward to contributing and helping Invictus MD reach the next level in its unprecedented journey."

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 33.3% investment AB Laboratories Inc., located near Hamilton, Ontario. Combined the two licenses expect to have run-rate production capacity of 6,000 kg commencing January 2018. Invictus MD is currently fully funded to expand operations at its two ACMPR licensees to approximately 150,000 sq. ft., which would net approximately 20,000 kg per annum. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Labs, AB Ventures and Acreage Pharms, the success and timing of AB Labs’ release of additional lots; and the success and timing of Acreage Pharms’ expansion plans, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions AB Labs, AB Ventures and Acreage Pharms will receive regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will be granted a license under the ACMPR, AB Ventures is able to successfully build a production facility and Acreage Pharms is able to successfully complete its expansion plans. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities or reach full production capacity, AB Ventures will not be granted a license under the ACMPR, AB Ventures is not able to successfully build a production facility; and Acreage Pharms is not able to successfully complete its expansion plans. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

connect@invictus-md.com www.invictus-md.com